UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25/A

                     AMENDED NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 11-K   |_| Form 20-F  |X| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

For Period Ended:                 March 31, 2008
                 ------------------------------------------------------

|_|   Transition Report on Form 10-K      |_|   Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F      |_|   Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K


 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

                        PART I - REGISTRANT INFORMATION

                            SOUTH TEXAS OIL COMPANY
			    -----------------------
                            FULL NAME OF REGISTRANT


			   -------------------------
                           FORMER NAME IF APPLICABLE


                               769 HIGHWAY 95 N
			       ----------------
           ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)


                               BASTROP, TX 78602
			       -----------------
                           CITY, STATE AND ZIP CODE


                       PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                                    PART II
                            RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a)    The reasons described  in  reasonable  detail  in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)    The accountant's statement or other exhibit required by Rule
12b-25(c)has been attached if applicable.



                             PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Amended Notification of Late Filing is made to correct an inadvertent mistatement in our original filing.

Due to events occurring in the Company's first and second quarters, and the complexity of the analysis and review required by the Company, the Registrant is unable to file its Form 10-Q for the period ending March 31, 2008 by May 15, 2008 without unreasonable effort or expense.


Name and telephone number of person to contact in regard to this notification


      (1) Name and telephone number of person to contact in regard to this notification

        J. Scott Zimmerman            512                   772-2474
	------------------	  -----------	       ------------------
              (Name)              (Area Code)          (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes |_| No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes |X| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            South Texas Oil Company
		  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 15, 2008                 /s/ J. Scott Zimmerman
      ------------                 -----------------------
                                   Name:  J. Scott Zimmerman
                                   Title: Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).